Jenner & Block LLP

919 Third Avenue

New York, New York 10022-3908

August 21, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Green Thumb Industries Inc.

Registration Statement on Form S-1 (CIK No. 0001795139)

Ladies and Gentlemen:

On behalf of Green Thumb Industries Inc., a corporation organized under the Business Corporations Act (British Columbia) (the “Company”), we submit in electronic form for filing the accompanying Registration Statement on Form S-1 (the “Form S-1”), together with Exhibits, marked to indicate changes from the confidentially filed Draft Registration Statement on Form S-1 submitted to the Securities and Exchange Commission (the “Commission”) on July 1, 2020.

Form S-1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in an e-mail letter, dated July 14, 2020 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Form S-1. For your convenience, references in the responses to page numbers are to the marked version of the Form S-1.

The Company has asked us to convey the following as its responses to the Staff:

Draft Registration Statement on Form S-1

1.	Please revise to disclose the number of shares that you are offering rather than the dollar amount. Refer to Item 501(b)(2) of Regulation S-K.

Response to Comment 1

Please see the revised disclosure on the cover page of Form S-1.

2.

We note your disclosure of the last reported sale price of the subordinate voting shares on the Canadian Securities Exchange and the OTCQX Best Market. Please revise to clarify whether the offering price will be substantially similar to the market price of the subordinate voting shares on the OTCQX Best Market or the Canadian Securities Exchange, or otherwise explain the method by which your offering price will be determined. See Item 501(b)(3) of Regulation S-K.

Response to Comment 2

Please see the revised disclosure on page 34 of Form S-1 which discusses our pricing methodology.

3.	Please file the legal opinion and consent of counsel and update your exhibit index accordingly. Refer to Item 601(b)(5) and Item 601(b)(23) of Regulation S-K.

Response to Comment 3

The Company filed the legal opinion and consent of counsel with the Commission on August 21, 2020. Please see the revised exhibit index of Form S-1.

4.	Please file the consent of each of your independent registered public accounting firms and update your exhibit index accordingly. Refer to Item 601(b)(23) of Regulation S-K.

Response to Comment 4

Green Thumb Industries Inc.

The Company filed the auditor’s consents with the Commission on August 21, 2020. Please see the revised exhibit index of Form S-1.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at mglass@jenner.com or (212) 891-1672.

Sincerely,

/s/ Martin C. Glass

Martin C. Glass

cc:	Benjamin Kovler
Green Thumb Industries Inc.